Exhibit 21.1
Subsidiaries of NPK International Inc.
December 31, 2025

1	DBM SERVICIOS, S.A. de C.V.
2	DURA-BASE DE MEXICO S.A. DE C.V.
3	DURA-BASE NEVADA, INC.
4	GRASSFORM PLANT HIRE LIMITED
5	NEWPARK CHILE LIMITADA
6	NPK BRASIL LTDA
7	NPK TEXAS LLC
8	NPK ACCESS SOLUTIONS LLC
9	NPK ACCESS SOLUTIONS (UK) LLC
10	NPK ENVIRONMENTAL WATER SOLUTIONS LLC
11	NPK HOLDINGS LLC
12	NPK INTERNATIONAL REAL ESTATE HOLDING LLC
13	NPK LATIN AMERICA HOLDING LLC
14	NPK MINERAL GRINDING LLC
15	NPK PERSONNEL SERVICES LLC